Exhibit 99.1

RICHMONT MINES INC.

Notice of Special General Meeting of Shareholders

and

Management Information Circular

December 29, 2009

These security holder materials are sent to registered and non-registered owners of shares. If you are non-registered owner of shares, and have received these documents from the securities issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

RICHMONT MINES INC.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a Special General Meeting of the Shareholders of Richmont Mines Inc. (the “Company”) will be held in the Lafleur A Boardroom, Suite 2500 (25th Floor), 1000 rue De La Gauchetière West, Montreal, Quebec, on Thursday, February 4, 2010 at 9:00 a.m. (local time) for the purposes of:

1.	electing new directors of the Company;

2.	transacting such other business as may properly come before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on December 29, 2009 will receive a Notice of the Special General Meeting of Shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors

/s/ Sidney M. Horn
Montreal, Quebec	Sidney M. Horn
December 29, 2009	Secretary

IMPORTANT

As it is desirable that the greatest number possible of shares may be represented and voted at the Special General Meeting, shareholders who are unable to attend the meeting are requested to COMPLETE, DATE and SIGN the enclosed form of proxy and RETURN it to Computershare Investor Services inc. in the enclosed envelope provided for that purpose before 5:00 p.m. (EDT) on February 2, 2010. Please refer to the enclosed Management Information Circular for additional particulars.

RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the "Company") for use at the Special General Meeting of Shareholders (the "Meeting") of the Company to be held on February 4, 2010 at 9:00 a.m. at the place and for the purposes set forth in the accompanying notice of meeting (the "Notice"), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of December 29, 2009. All amounts stated herein are in Canadian Dollars.

The Company will bear the cost of soliciting proxies. Proxies may be solicited by mail and the directors, officers or regular employees of the Company may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Company reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Company will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

2.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors of the Company. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Company) other than the persons whose names appear as proxy in the form of proxy to represent him at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying form of proxy and insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services inc., at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, at any time until 5:00 p.m. (EDT) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder or by his attorney authorized in writing or, in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services inc., at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, at any time until 5:00 p.m. (EDT) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

3.	USE OF THE PROXIES

You may indicate that you are voting for the nominees for election as directors or indicate that you are abstaining from voting. The persons named in the accompanying form of proxy will vote the shares in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, the persons whose names are printed on the form of proxy will vote FOR the election to the Board of Directors of the nominees whose names are set forth herein. See “Background of the Meeting”.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may properly come before the Meeting. Should any amendment, change or other matter properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matter in accordance with their best judgment.

4.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Company have set December 29, 2009, at the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting and to vote thereat. All holders of at least one common share of the Company as of that date will have the right to vote at the Meeting.

Under the Company’s by-laws, the quorum at any meeting of the shareholders is two shareholders present in person and holding or representing by proxy not less than 10% of the shares issued by the Company and entitled to vote at the Meeting.

The election of the nominees for director positions will be determined by the majority of the votes cast at the meeting by proxy or in person.

As of December 29, 2009, 26,103,656 common shares of the Company were issued and outstanding, each giving the right to one vote at the Meeting.

As of December 29, 2009, to the knowledge of the directors and executive officers of the Company, Oxbridge Bank & Trust SCC (“Oxbridge”), an entity ultimately controlled by H. Greg Chamandy, a member of the Board of the Company, is the sole shareholder, directly or indirectly, beneficially owning or controlling more than 10% of the outstanding common shares of the Company. Oxbridge, with its joint actors, beneficially owns or controls directly or indirectly 5,013,254 common shares and 75,000 common share options, representing approximately 19.4% of the outstanding common shares of the Company (excluding the common shares underlying the other outstanding options).

5.	BACKGROUND OF THE MEETING

On May 12, 2009, Oxbridge announced that it had acquired Common Shares of the Company and that, together with its joint actors, it owned and controlled Common Shares representing in the aggregate approximately 10% of the issued and outstanding Common Shares of the Company.

On November 24, 2009, Oxbridge amended its public disclosure relating to the Company and announced that it had acquired Common Shares from a private investor and that, subject to the completion of such acquisition, Oxbridge, together with its joint actors, would own and control Common Shares and options to purchase Common Shares representing in the aggregate approximately 19.49% of the issued and outstanding Common Shares (excluding Common Shares underlying outstanding options). Oxbridge also indicated that it intended to engage in discussions with the Board and management of the Company, as well as other shareholders, regarding the Company, its prospects and potential means for enhancing shareholder value, including, with respect to potential changes in the business, strategy or board composition of the Company.

On November 25, 2009, in a letter duly authorized by the board of directors of Oxbridge and delivered to Denis Arcand, Chairman of the Board, and to the other members of the Board, Mr. Chamandy outlined certain proposals from Oxbridge (the “Oxbridge Proposals”) including the addition of Elaine Ellingham, A. Michel Lavigne, Samuel Minzberg and Jean-Pierre Ouellet (the “Proposed Directors”) to the Board, all with a view to maximizing the Company’s potential value for all of its shareholders.

On November 30, 2009, Oxbridge announced the completion of the acquisition of Common Shares announced on November 24, 2009.

From November 25, 2009 through early December, 2009, each of Mr. Arcand and Mr. Martin Rivard, President and Chief Executive Officer of the Company, met or spoke with Mr. Chamandy on several occasions in order to discuss the Oxbridge Proposals.

On December 10, 2009, Mr. Chamandy made a presentation at a Board meeting in which he explained the Oxbridge Proposals and plans for the Company’s future orientation, with a view to enabling the Company to capture opportunities that would maximize growth and be in the best interests of all its stakeholders. As part of the presentation, Mr. Chamandy presented the Proposed Directors, outlining each of the Proposed Directors’ qualifications, credentials, expertise and experience and how the group of Proposed Directors as a whole is best suited to form part of the board of directors that will guide the Company to achieve its goals of future growth. Mr. Chamandy indicated to the Board that Oxbridge has garnered the support of other significant shareholders of the Company for the purpose of changes to the Board.

Based on the Oxbridge Proposals and the Board’s own independent review of the Proposed Director's qualifications, credentials, expertise, and experience, the directors have determined that there exists no impediment, legally or from a corporate governance perspective, to the Proposed Directors acting as directors of the Company or holding their proposed positions on the committees of the Board, for reasons of conflict of interests or otherwise, and that the Proposed Directors have the qualifications, credentials, expertise and experience to, together with the current directors, implement the execution of the contemplated strategic plan for the Company’s future growth.

Accordingly, on December 15, 2009, the Board unanimously determined that it is in the best interests of the Company and all its stakeholders to call a meeting of the shareholders of the Company for the purposes of electing the Proposed Directors. Also, Mr. Chamandy was appointed Chairman of the Board and Mr. Arcand was appointed Vice-Chairman of the Board.

Moreover, having acknowledged that the executive officers have the skills, knowledge and experience to carry out the contemplated strategic plan of the Company, particularly with the support of a Board of Directors which includes the Proposed Directors, the Board approved and the Company entered into employment contracts with the President and Chief Executive Officer, the Vice-President, Operations and the Director, Finance. These contracts provide for aggregate compensation for each of these executive officers, which includes a base salary, an annual bonus, participation in the Company’s share option plan, certain fringe benefits, as well as payments in case of termination. See “Termination and Change of Control Benefits”.

Finally, the Board also approved and the Company executed a mutual undertaking whereby (A) Mr. Chamandy and Oxbridge, in their capacity as shareholders of the Company, have undertaken to vote, and to cause to be voted, at all meetings of the shareholders of the Company at which directors are to be elected and to be held prior to December 31, 2011 all shares of the Company that they, or any person with whom they are acting jointly or in concert in connection with the Company, control directly or indirectly, in favour of the election of Messrs. Arcand, Rivard, Réjean Houle and Raynald Vézina, the current directors of the Company, as directors of the Company; and (B) the Company has undertaken (i) to cause the Proposed Directors (or any replacement) to be included as nominees proposed by the Company to its shareholders for election at the meeting; (ii) to ensure that the Proposed Directors and one additional individual (the "Additional Director") to be identified by Mr. Chamandy, duly authorized by Oxbridge, before the next annual meeting of the shareholders of the Company (or any replacement) be included as nominees proposed by the Company to its shareholders for election to the Board of Directors at all meetings of the shareholders of the Company at which directors are to be elected after the meeting and prior to December 31, 2010; and (iii) to use its commercially reasonable efforts to cause the election of such Proposed Directors at such meetings in each case, provided that (x) there exists no impediment, legal or from a corporate governance perspective, to such replacement person or Additional Director, as the case may be, acting as a director of the Company, for reasons of conflict of interest or otherwise, and (y) such replacement person or Additional Director, as the case may be, has the qualifications, credentials, expertise and experience to, together with the current directors, oversee the execution of the Company's strategic plan for future growth, in each case as determined by the board of directors of the Company.

6.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Company is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. At present time, the company has five directors. Four additional candidates will be presented for election during the Meeting, namely Elaine Ellingham, A. Michel Lavigne, Samuel Minzberg and Jean-Pierre Ouellet, which will bring the number of directors to nine, should he be elected. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination or at the date of the election or nomination of his successor unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Company.

Information on the Nominees for Election as Directors

Elaine Ellingham, P. Geo., M. Sc., M.B.A.

Elaine Ellingham is a professional geoscientist with over 25 years of experience in the mining industry. Since 2006, Ms. Ellingham has served as President of Ellingham Consulting Ltd., a company providing geological and corporate finance services to international clients. From 1997 to 2005, she held various positions at the Toronto Stock Exchange (“TSX”), including National Leader of Mining and served on the TSX Stock List Committee. From October 2008 to April 2009, Ms. Ellingham was Senior Vice-President, Investor Relations & Communications, for IAMGOLD Corporation. Ms. Ellingham has a long track record in mineral exploration, corporate development and investor relations for mining companies including Campbell Resources Inc., Rio Algom Exploration Inc., and St. Joe Canada Inc. She is a director of Continental Nickel Ltd. and Prelim Capital Inc., and a former director of NewWest Gold Corporation.

A. Michel Lavigne, FCA

Mr. Lavigne has served on the Board of the Caisse de dépôt et placement du Quebec (CDPQ) since 2005 and is Chairman of its Audit Committee. He is also Chairman of the Board of Primary Energy Recycling Corporation and serves on the Boards of Nstein Technologies Inc., Agriculture and Agri-Food Canada, Canada Post, Quebecor Media Inc. and TVA Group Inc. He is a member of the Investment Committees of Propulsion Ventures Funds and ID Capital Funds. Until 2005, Mr. Lavigne was partner, President and Chief Executive Officer of the accounting firm Raymond Chabot Grant Thornton, President and Chief Executive Officer of Grant Thornton Canada and a member of the Executive Committee of Grant Thornton International's Board of Governors.

Sam Minzberg, B.A., LL.B., B.C.L.

Sam Minzberg is a senior partner with the law firm Davies Ward Phillips & Vineberg LLP and a member of the firm's Management Committee. Mr. Minzberg specializes in corporate, commercial and tax law. He was previously President and Chief Executive Officer of Claridge Inc., a management and holding company for the Charles R. Bronfman Family. Mr. Minzberg also serves on the Board of Directors of Quebecor Media Inc., HSBC Bank (Canada), HSBC North America Inc. and Reitmans (Canada) Limited.

Jean-Pierre Ouellet, B.A., LL.L., B.C.L.

Jean-Pierre Ouellet is currently a consultant with St. Lawrence Capital, a venture capital firm. He serves on the Board of Directors of the Caisse de dépôt et placement du Quebec (CDPQ) where he is Chairman of its Corporate Governance and Ethics Committee, and is also on the Board of GBO Inc. and is Chairman of its Audit Committee. Mr. Ouellet is also on the Board of various non-profit organizations including the MacDonald Stewart Foundation and the Montreal Economic Institute. From 2000 to 2008, Mr. Ouellet was Vice Chairman of RBC Capital Markets, where he was responsible for the investment banking operations for the Province of Quebec. He was previously Senior Vice-President, Chief Legal Officer and Corporate Secretary of Canadian National Railways Inc. (CN) and a member of the Senior Executive Committee of the company.

Information on the Directors and Nominees for Election as Directors

The following table presents information regarding each of the nominees for election as directors and each member of the Board of Directors of the Company. The mandate of the individuals who are currently directors of the Company will continue as stipulated after the Meeting.

Name and office held with the Company	Residence	Principal occupation	Director Since	Number of shares over which beneficial ownership or control is exercised, directly or indirectly, as at December 29, 2009(1)	Number of options over which beneficial ownership or control is exercised, directly or indirectly, as at December 29, 2009
H. Greg Chamandy(2)(3)(4) Director, Chairman of the Compensation Committee and Chairman of the Board	Quebec, Canada	Businessman	May 14, 2009	5,013,254(8)	75,000

Denis Arcand(2)(3)(4) Director, Chairman of the Audit Committee and Vice- chairman of the Board	Quebec, Canada	Businessman(6)	September 28, 1995	36,348	100,000

Martin Rivard Director, President and Chief Executive Officer	Quebec, Canada	President and Chief Executive Officer of the Company	October 1, 2005	1,030,000(5)	375,000

Réjean Houle(2)(3)(4) Director and Chairman of the Governance and Ethics Committee	Quebec, Canada	Ambassador, Canadien Hockey Club Inc.(7)	January 27, 1989	39,000	100,000

Name and office held with the Company	Residence	Principal occupation	Director Since	Number of shares over which beneficial ownership or control is exercised, directly or indirectly, as at December 29, 2009(1)	Number of options over which beneficial ownership or control is exercised, directly or indirectly, as at December 29, 2009
Raynald Vézina, Eng.(2)(3)(4) Director	Quebec, Canada	Mining Consultant	October 30, 2006	5,000	70,000

Elaine Ellingham	Ontario, Canada	President, Ellingham Consulting Ltd.	__	__	__

A. Michel Lavigne, FCA	Quebec, Canada	Company Director	__	__	__

Samuel Minzberg	Quebec, Canada	Partner, Davies Ward Phillips & Vineberg LLP	__	__	__

Jean-Pierre Ouellet	Quebec, Canada	Consultant, St. Lawrence Capital LP and company director	__	__	__

Notes:

(1)	As the Company has no personal knowledge of the number of shares controlled by the above-mentioned nominees, the information was provided by each of them.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Governance and Ethics Committee.
(5)	Of which number, 1,000,000 Common Shares are held by Les Entreprises Trémoy Ltée, Mr. Rivard being director, officer and holder of 50% of the voting shares thereof.
(6)	President of a private management company.
(7)	National Hockey League team.
(8)

Of this number, 4,020,854 and 32,000 common shares are held respectively by Oxbridge Bank & Trust SCC, an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

During the past five years, the nominees for election as directors have held, for over five years, their above-mentioned principal occupation or their occupation indicated in “Election of Directors –Information on the Nominees for Election as Directors”.

The persons whose names are printed on the enclosed form of proxy intend to vote at the Meeting FOR the election to the Board of Directors of the nominees whose names are set forth above, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware that any of the nominees will be unwilling to serve as a director if elected. However, in the event that prior to the Meeting any vacancies occur in the slate of nominees submitted herewith, the enclosed form of proxy confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Company, unless instructions have been given to abstain from voting with respect to the election of directors.

7.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)

is, on the date of the Circular, or has been, within ten years before that date, a director, chief executive officer or chief financial officer of a company (including the company in respect of which  the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the company access to any exemption under securities legislation, issued:

	(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

	(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he acted in this capacity;

(b)

is, on the date of the Circular, or has been, within the last ten years before that date, a director or an executive officer of a company (including the company in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Mr. Jean-Pierre Ouellet was a director of GBO Inc. when the management of GBO Inc., on June 11, 2004, filed a notice of intention to make a proposal to its creditors regarding the unsecured debts at that date, under the Bankruptcy and Insolvency Act (Canada).

No nominee for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

8.	COMPENSATION OF DIRECTORS AND OFFICERS

In 2008, the Canadian Securities Administrators adopted amendments to Regulation 51-102 respecting Continuous Disclosure Obligations related to the compensation of senior officers for the fiscal years ending December 31, 2008 or later. The information hereby presented conforms to these new requirements.

Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2008

During the financial year ended December 31, 2008 the four Named Executive Officers of the Company (as hereinafter defined) were paid an aggregate cash remuneration of $1,067,672.

The following information sets forth the remuneration paid for the financial year ended December 31, 2008 by the Company and its subsidiaries to the Company’s President and Chief Executive Officer, Director, Finance and other executive officers (collectively, the “Named Executive Officers”) who have received during the latest fiscal year, in return for services rendered to the Company or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000. The Company does not offer a long term incentive plan.

Summary Compensation Table

Name and principal position	Fiscal year	Salary ($)	Share-based awards ($)	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans (Bonus)	Long term incentive plans

Martin Rivard(3) President and Chief Executive Officer	2008	206,265	0	31,500	75,000	0	0	8,250	321,015

Nicole Veilleux Director, Finance	2008	121,127	0	39,500	10,000	0	0	4,516	175,143

Christian Pichette Vice-President, Operations	2008	242,943	0	55,250	50,000	0	0	9,718	357,911

Jean-Guy Rivard(1),(3,(4) Chairman) of the Board	2008	188,603	0	0	25,000	0	0	0	213,603

Notes:

(1)	In addition to this amount, Mr. Jean-Guy Rivard received a salary of $124,632 in 2008, in his capacity as President and Chief Executive Officer of Louvem Mines Inc., a subsidiary of the Company.
(2)	During 2008, the Company granted a total of 175,000 options to the above-mentioned executive officers on two separate occasions, being July 11, 2008 and December 12, 2008.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

2008
Risk-free rate:	3.0%
Expected option life:	4 years
Volatility:	39%
Expected dividends yield:	0%

(3)	Despite the fact that the Chairman of the Board and the President and Chief Executive Officer were also directors of the Company, neither received remuneration in this capacity.
(4)	Mr. Jean-Guy Rivard was Chairman of the Board until he passed away on March 28, 2009.

Compensation Discussion and Analysis of the Named Executive Officers for the Financial Year Ended December 31, 2008

The Compensation Committee endeavours to ensure that the Company’s compensation policies attract and retain highly qualified and experienced executive officers while compensating them according to their personal performance and the overall performance of the Company.

The Compensation Committee makes recommendations to the Board of Directors with regard to the following elements that form the compensation of each of the named executive officers of the Company:

  base salary;

  annual cash premium (bonus); and

  share options.

Base salary

The base salaries of executive officers are reviewed every year by taking into consideration the responsibilities specific to the position, the experience and performance of each of the executive officers as well as the overall financial performance of the Company. In addition, the Compensation Committee analyzes the compensation paid to executive officers for equivalent positions within similar mining companies (“Comparator Group”). The composition of the Company’s Comparator Group is examined each year by the Compensation Committee to ensure its continuing relevance. Variable factors, such as production levels, stock market capitalization, size of assets, financial performance and growth rates, are included in the selection criteria of the Company’s Comparator Group. The main criterion used by the members of the Compensation Committee to determine the base salaries of the executive officers for 2008 was the analysis of remuneration paid to executive officers holding equivalent positions within companies that constitute the Comparator Group. The base salary increases in 2008 reflect the desire of the Compensation Committee to provide its executive officers competitive compensation.

Share-based Awards

The company does not grant any form of share-based awards to its officers.

Annual cash premium (bonus)

The payment of an annual cash bonus represents a short term incentive to the Named Executive Officers of the Company and aims to foster the realization of performance objectives by each officer. For the fiscal year ended December 31, 2008, the Compensation Committee awarded annual cash bonuses to the Named Executive Officers set out in the “Summary Compensation Table”.

Generally, the members of the Compensation Committee examined the performance of each officer and with a view to awarding them their respective annual cash bonus, while keeping sight of the overall goal to offer a total compensation package in line with that of similar mining companies. More specifically, in light of the President and Chief Executive Officer’s involvement in the acquisition of Patricia Mining Corporation, a material transaction for the Company, a discretionary annual bonus of $75,000 was awarded to him for the 2008 fiscal year.

Other remuneration

For the year 2008, the Director, Finance received an amount approximately equivalent to 4% of her base salary, which was deposited into the retirement savings plan of her choice.

As for the President and Chief Executive Officer as well as the Vice-President, Operations, the equivalent of 4% of their base salary is paid out in cash, which they disposed of at their discretion.

Share Option-based Compensation

The Company has a Share Option Plan pursuant to which share options can be awarded to Named Executive Officers by the Board of Directors, following a recommendation by the Compensation Committee or at its discretion. The terms of the Share Option Plan are described hereunder under the heading “Share Option-based compensation”. The share option awards aim to attract and retain executive officers by allowing them the opportunity to participate in the Company’s success. Generally speaking, the share option awards to Named Executive Officers are recommended by the Compensation Committee at the time of hiring and every year thereafter during the salary revision process. However, the Board of Directors may grant share options at any given time when deemed appropriate. The Company considers share options an important part of the compensation package offered to executive officers.

The number of share options granted to Named Executive Officers is determined according to the current performance evaluation of the officer as well as his or her expected future performance, level of responsibility and importance of the position held within the company.

The members of the Compensation Committee, in addition to the above-mentioned criteria, also take into consideration the total remuneration of other officers holding similar positions in mining companies of a similar size in order to determine the number of options granted to each executive officer for the 2008 fiscal year.

Please note that all options included in the following table expire five years after they were granted by the Board of Directors and that the exercise price for these options cannot be inferior to that of the market price, as determined by the closing asked price of a share on the TSX the trading day immediately preceding the grant date. The Board of Directors uses the average closing price of a common share of the Company sold as part of the last board lot on the TSX and NYSE Amex on the trading day immediately preceding the date of issuance on which a board lot of common shares was sold on these exchanges to determine the exercise price.

Outstanding Share Option-Based Awards to Named Executive Officers as at December 31, 2008

Name and Principal Position	Option-based Awards Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)

Martin Rivard	50,000	5.30	July 7, 2010	0
President and Chief	50,000	4.36	Jan. 30, 2011	0
Executive Officer	50,000	2.83	Dec. 13, 2011	0
	50,000	2.88	August 7, 2012	0
	50,000	3.15	Dec. 13, 2012	0
	50,000	1.80	Dec. 11, 2013	2,800

Nicole Veilleux	10,000	5.30	July 7, 2010	0
Director, Finance	15,000	4.04	August 3, 2011	0
	15,000	2.74	Jan. 7, 2012	0
	25,000	2.83	July 10, 2013	0
	25,000	1.80	Dec. 11, 2013	1,400

Christian Pichette	50,000	4.97	Oct. 5, 2010	0
Vice-President,	50,000	4.36	Jan. 30, 2011	0
Operations	50,000	2.83	Dec. 13, 2011	0
	25,000	2.83	July 10, 2013	0
	50,000	1.80	Dec. 11, 2013	2,800

Jean-Guy Rivard	150,000	6.60	Jan. 14, 2009	0
Chairman of the Board	100,000	5.30	June 29, 2010	0
(2)(3)	200,000	5.30	July 7, 2010	0
	100,000	4.04	August 3, 2011	0
	100,000	2.83	Dec. 13, 2011	0
	100,000	3.11	April 4, 2012	0
	200,000	3.15	Dec. 13, 2012	0

Notes:

(1)	Value is based on the closing price of the Company’s common shares on the TSX on December 31, 2008, which was at $2.08.
(2)	Mr. Jean-Guy Rivard was Chairman of the Board until he passed away on March 28, 2009.
(3)

On May 5, 2009, the conditions of the options which were held by Mr. Jean-Guy Rivard were amended to allow Mr. Rivard's succession to exercise these options more than six months after his death (i.e., up to the maturity dates originally stipulated). See “Share Option Plan Based Compensation – Description of the Share Option Plan”.

Share Option Plan Based Compensation

Description of the Share Option Plan

The Company has only one equity-based compensation plan, a share option plan for the benefit of the Company’s and its related companies’ officers, directors, employees and service providers (the « Plan »). The Plan was amended with the shareholders’ approval on May 14, 2009 in order to increase the number of common shares that may be granted under Plan from 4,444,400 to 5,245,000, an increase of 800,600 shares.

The total number of common shares issuable under the Plan is 5,245,000, representing approximately 20.1% of the common shares issued and outstanding as at December 29, 2009. On that date, options for the acquisition of a total of 2,480,000 common shares under the Plan were outstanding and priced between $1.80 and $5.30 per share, representing approximately 9.5% of the common shares issued and outstanding on that date.

Since the Plan’s implementation in 1995 and until December 31, 2008, 1,768,200 options have been exercised. The Plan is an important element of the compensation package offered to the Company’s executive officers, directors and employees in order to attract and retain these individuals and to align their interests with those of the Company.

As at December 31, 2008, options to acquire a total of 2,308,000 common shares had been granted under the Plan, representing 8.84% of the common shares issued and outstanding on that date, which left a balance of 368,200 options to be issued by the Board of Directors pursuant to the Plan, as indicated in the table below. After amendment of the plan approved by the shareholders of the Company on May 14, 2009, the balance of options grantable under the plan was increased to 1,168,800 options.

Information on the Share Option Plan as at December 31, 2008

	Number of shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of shares remaining available forfuture issuance under the plan (excluding shares reflected in column (a))

Share Option Plan (approved by the holders)	2,308,000	$3.84	368,200
Option holders did not exercise any of their options in 2008.

The number of shares issued to an insider and to persons related to an insider, during any one year period, under all equity-based compensation arrangements of the Company, cannot be higher than 5% of the shares issued and outstanding. In addition, the number of shares that may be issued to insiders, at any time, under all equity-based compensation arrangements of the Company cannot be higher than 10% of the shares issued and outstanding. Moreover, the number of shares issued to insiders during any one year period, under all equity-based compensation arrangements of the Company, cannot be higher than 10% of the shares issued and outstanding. Finally, shares under option that have expired or been cancelled before they were exercised may be subject to a new option under the Plan. The number of shares reserved for issuance to an option holder cannot be higher than 5% of the shares issued and outstanding.

It is important to note that options cannot be assigned or transferred. However, the personal representative of the option holder may, as long as he respects the terms of the Plan, exercise the options during the exercise period. Furthermore, the Company does not offer financial aid to the option holder at the exercise of the options.

The Plan is managed by the Board of Directors which establishes the terms of the option grants, including the exercise price, provided however, that the exercise price is not lower than the market price, as determined by the closing asked price of a share on the TSX on the trading day immediately preceding the date of grant. The Board of Directors draws on the average closing price of a common share sold as part of a board lot on the TSX and NYSE Amex on the trading day immediately preceding the date of issuance on which a board lot of common shares was sold on these exchanges to determine the exercise price. In the absence of such a closing price, the exercise price cannot be lower than the average daily asked price on the TSX and the NYSE Amex on the trading day preceding the date of grant.

The options granted under the Plan are vested or become subject to exercise according to the terms established by the Board of Directors at the time of grant. In addition, the options can no longer be exercised and expire at a date set by the Board of Directors, which can be no later than 10 years from the date of grant. If the expiry date falls during a blackout period (during any period when the Company’s policies do not permit an option holder to exercise an option) or within ten business days following the last day of the blackout period, then the expiry date will be the last day of this ten business day period. Following the death, termination without cause, resignation or early retirement of an option holder, the options that remain unexercised must be exercised within 60 days in the case of the termination without cause, resignation or early retirement, or within six months in the case of the death of an option holder. The Board of Directors has the discretionary power to modify these terms and periods, provided that options cannot expire later than 10 years from the date on which they were granted. On May 5, 2009, the Company's directors adopted a resolution approving the amendment of the options held by Mr. Jean Guy Rivard, who passed away suddenly on March 28, 2009, in order to allow Mr. Rivard's succession to exercise these options more than six months after his death. In effect, considering that Mr. Rivard was the founder of the Company and Chairman of the Board of Directors, that he had played a crucial role in the Company's history and that he held 950,000 options at the time of his death, including 340,000 options which could be exercised only after a period of six months following his death, the Company's Board of Directors considered it expedient to amend the terms and conditions of the plan and, in this specific case only, allowed the options granted to Mr. Rivard to be exercisable on the maturity dates originally stipulated. This amendment was made in accordance with the provisions of the plan and did not require approval by the shareholders of the Company. To find out the maturity dates of the options transmitted to Mr. Rivard's succession, please refer to the table entitled "Outstanding Share Option-Based Awards to Named Executive Officers as at December 31, 2008".

When certain corporate events occur, such as a merger, winding-up, dissolution or acquisition of the Company, the Board of Directors may accelerate the vesting of the options so that all options may be exercised during a period of 30 days after the option holders have been so advised, and after this 30 day period all unexercised options will expire at once.

The board may, at any time and from time to time, amend, suspend or terminate the Plan, in whole or in part, or amend any term of any issued and outstanding Option (including, without limitation, the price at which Shares may be purchased under the Plan, the vesting and the expiry date of an outstanding Option) provided that no such amendment, suspension or termination may be made without:

o	obtaining approval of the shareholders of the Company, unless such approvals not required pursuant to the Plan or applicable regulatory authority or stock exchange requirements;
o	obtaining any required approval of any applicable regulatory authority or stock exchange; and
o

in the case of issued and outstanding options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned option holder in the event that the amendment materially prejudices the option holder’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

o	changing the eligibility for, and limitations on, participation in the Plan;
o

modifying the periods during which options may be exercised, subject to, as the case may be, (i) the expiry date occurring on or before the tenth anniversary of the grant date, and (ii) a maximum extension of three years beyond the initial expiry date for any option holder;

o

changing the terms on which options may be awarded and exercised including the provisions relating to the exercise price, the date on which an option becomes exercisable, the expiry date, the right to assign an option and the adjustments to be made pursuant to the Plan;

o

making any addition to, deletion from or alteration to the provisions of the Plan that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

o	correcting or rectifying any ambiguity, defective provision, error or omission in the Plan; and
o	changing the provisions relating to the administration of the Plan;

unless any amendment made to the Plan would reduce the exercise price of an issued and outstanding option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders, in which case approval of the shareholders of the Company must be obtained. In addition, if an amendment would reduce the exercise price of any outstanding option held by an insider or would extend the expiry date of options held by insiders beyond the exercise periods contemplated under the Plan or provided on the relevant option certificate, approval of the shareholders of the Company, other than the relevant insiders, must be obtained.

The table below describes the exercised share options during the financial year ended December 31, 2008 by Named Executive Officers and the aggregate value realized on unexercised options at Year-End.

     Aggregate share options exercised by Named Executive Officers during the financial year ended on December 31, 2008 and financial year-end option values

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (#) Exercisable/Unexercisable	Value of Unexercised in- the-Money Options at Year-End(1) ($) Exercisable/Unexercisable

Jean-Guy Rivard Chairman of the Board(2)	0	0	650,000 / 300,000	0

Martin Rivard President and Chief Executive Officer	0	0	150,000 / 150,000	2,800 / 11,200

Christian Pichette Vice-President, Operations	0	0	115,000 / 110,000	2,800 / 11,200

Nicole Veilleux Director, Finance	0	0	33,000 / 57,000	1,400 / 5,600

Notes:

(1)	The value is based on the closing price of the common shares of the Company on the TSX on December 31, 2008, which was $2.08.
(2)	Mr. Jean-Guy Rivard was Chairman of the Board until he passed away on March 28, 2009.

Incentive Plan Awards to Named Executive Officers – Value earned during the financial year ended on December 31, 2008

Name	Option-based awards – Value on vesting during the year(1) ($)	Share-based awards – Value on vesting during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Jean-Guy Rivard Chairman of the Board(2)	14,800	n/a	n/a

Martin Rivard President and Chief Executive Officer	0	n/a	n/a

Christian Pichette Vice-President, Operations	0	n/a	n/a

Nicole Veilleux Director, Finance	2,010	n/a	n/a

Notes:

(1)

The value earned during the year is determined according to the closing price on the TSX at the time the options became exercisable, minus the amount to be paid by the Named Executive Officer for exercising his options.

(2)	Mr. Jean-Guy Rivard was Chairman of the Board until he passed away on March 28, 2009.

Others

Insurance

The Company carries directors’ and officers’ liability insurance for a maximum amount of $5,000,000 for which the Company pays an annual premium of $40,466.

Indebtedness

No director or candidate to the Board of Directors or executive officer or employee of the Company is currently indebted to the Company or was indebted to the Company or one of its subsidiaries during the year ended December 31, 2008.

Termination and Change of Control Benefits

Employment Contracts

The Company has entered into employment contracts with the Named Executive Officers: Martin Rivard, as President and Chief Executive Officer, Christian Pichette, as Vice-President, Operations, and Nicole Veilleux, as Director, Finance.

The contracts provide that, in the event of termination initiated by the Company without serious cause, namely an act of fraud, theft, criminal negligence or other criminal offence or statutory violation, causing material harm to the Company, or initiated by a Named Executive Officer with cause (no cause is necessary in the case of the President and Chief Executive Officer), or if the contract is not renewed and the employment is terminated at the expiry of the initial term, the Named Executive Officer will be entitled to receive an amount equal to two years (in the case of the President and Chief Executive Officer, three years) of total compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses, RRSP contributions and automobile allowances), based on the annual average of total compensation for the two full financial years preceding the termination date, and the continuation of other benefits over this same period. Notwithstanding the foregoing, in the case of the Vice-President, Operations, if the termination occurs after the renewal of his contract, including the expiry of the renewal period, he instead will be entitled to an amount equal to one year of total compensation and the continuation of other benefits for that same period, while the Director, Finance for her part will be entitled to one month of compensation by year of service, notwithstanding such year of service is completed or not. In the case of the President and Chief Executive Officer, if the termination occurs at the expiry of the renewal period, he instead will be entitled to an amount equal to two years of total compensation. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, all the share options held by each of the Named Executive Officers will become vested on the termination date. Also, the share options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date (in the case of the President and Chief Executive Officer, three years).

The estimated amount that could be paid by the Company in these given circumstances, assuming that the termination occurred on the last working day of the last financial year of the Company and that this date falls during the initial term of the contract of employment of the Named Executive Officer, is $854,173 for the President and Chief Executive Officer, $612,431 for the Vice-President Operations and $261,378 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $2.08.

Change of Control Agreements

The Company has also entered into an agreement with each of the Named Executive Officers in case of a change of control.

In the event that, during a three-year period after the date of a “change of control”, the employment contract of a Named Executive Officer were to be terminated by his resignation for valid cause or by the severing by the Company of the employment relationship binding him to the Company for cause other than serious cause or his permanent incapacity, then the Company shall pay him, in addition to the payment of any amount owed to him as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice (in the case of the President and Chief Executive Officer, three times) his total annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, automobile allowances and insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, all the share options held by the Named Executive Officer will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the share option plan and the conditions of the share options held by the Named Executive Officers, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Named Executive Officer within the Company before the occurrence of a change of control.

A change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1/3% of the outstanding voting securities of the Company, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Company or a contested election, or any combination of these transactions, the persons who are directors of the Company immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board , or on the Board of Directors of any parent company or successor of the Company, or (iii) the shareholders of another entity hold more than 33 1/3% of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

The estimated amount that could be paid by the Company in these given circumstances, assuming that a change of control occurred on the last business day of the last financial year of the Company, is $854,173 for the President and Chief Executive Officer, $612,431 for the Vice-President Operations and $261,378 of the Director, Finance. These amounts include the option allocations valued according to the closing price of the Company’s stock on that date, which was $2.08.

In the event that following termination of employment amounts are payable to a Named Executive Officer pursuant an employment contract and change of control agreement, the Company would only have to pay the highest of the two amounts.

Director Compensation for the financial year ended on December 31, 2008

On December 12, 2008, the Company’s Compensation Committee adopted an amendment to the remuneration plan of directors who are not officers of the Company or its affiliated companies or who do not receive compensation in respect thereto. Under the amended remuneration plan, an annual retainer of $7,500 will be paid to every director as of 2008 (compared to $5,000 in 2007), with an additional $750 per meeting attended as of 2009 (compared to $500 in 2008 for each meeting attended), including committee meetings.

Accordingly, three directors received a total compensation slightly exceeding $44,000 during the financial year ended December 31, 2008. A total of 75,000 options to purchase common shares at an exercise price of $1.80 per common share were granted to independent directors in 2008, in accordance with the terms of the Company’s Share Option Plan described above.

As for Named Executive Officers, the annual retainer for directors as well as the attendance fees for board and committee meetings were increased in 2008 and are based on the Compensation Committee’s analysis of amounts paid to directors of mining companies similar to the Company.

Director Compensation Table for the financial year ended on December 31, 2008

Name	Fees earned ($)	Share-based awards ($)	Option-based awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension value	All other compensation ($)	Total ($)

Denis Arcand Board	14,087	0	15,750	0	0	0	29,837

Réjean Houle Director	15,145	0	15,750	0	0	0	30,895

Raynald Vézina	15,145	0	15,750	0	0	0	30,895

Note:

(1)

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model. This value corresponds to the fair accounting value established in accordance with generally accepted accounting principles and according to the following assumptions:

2008
Risk-free rate:	3.1%
Expected option life:	4 years
Volatility:	39%
Expected dividends yield:	0%

Director’s Outstanding Option-based Awards as at December 31, 2008

		Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option Expiry date	Value of unexercised in-the-money options(1) ($)

Denis Arcand	50,000	5.30	June 29, 2010	0
Vice-Chairman of the Board	25,000	2.74	Jan. 7, 2012	0
	25,000	1.80	Dec. 11, 2013	1,400

Réjean Houle	50,000	5.30	June 29, 2010	0
Director	25,000	2.74	Jan. 7, 2012	0
	25,000	1.80	Dec. 11, 2013	1,400

Raynald Vézina	50,000	2.95	Oct. 30, 2011	0
Director	25,000	1.80	Dec. 11, 2013	1,400

Note:

(1)	Value based on closing price of the Company’s common actions on the TSX on December 31, 2008 which was $2.08.

Director Incentive Plan Awards –
Value earned during the financial year ended on December 31, 2008

Name	Option-based Awards – Value on vesting during the year(1) ($)	Share-based Awards – Value on vesting during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)

Denis Arcand Vice-Chairman of the Board	3,350	0	0

Réjean Houle Director	3,350	0	0

Raynald Vézina Director	0	0	0

Note :

(1)

The value earned during the year is determined according to the closing price on the TSX at the time the options became exercisable, minus the amount to be paid by the director for exercising his options.

Composition of the Compensation Committee

The Compensation Committee of the Company is composed of Messrs Denis Arcand, H. Greg Chamandy, Réjean Houle and Raynald Vézina. The compensation of the Chairman of the Board, the President and Chief Executive Officer and the other executive officers is set by the Board of Directors on recommendation of the committee. However, despite the fact that the Board of Directors establishes the salaries of executive officers, it must be noted that the Chairman of the Board and the President and Chief Executive Officer will abstain from the discussion and the ensuing decision concerning the determination of their total compensation arrangements.

9.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Company’s common shares on December 31, 2003 with the cumulative total return for each of the S&P/TSX Composite Index of the Toronto Stock Exchange (the “TSX”) and the Gold Index of the TSX’s Global Industry Classification Standards Index (the “GICSI”) over the five-year period ended December 31, 2008 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Company, made on December 31, 2003, would be worth in each of the five years following the initial investment.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF
RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX AND THE GOLD INDEX OF THE GICSI

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec.31, 2008

Richmont Mines Inc.	$100.00	$88,71	$70,16	$45,16	$50,64	$33,54

S&P/TSX Composite Index	$100.00	$114,48	$142,10	$166,63	$183,01	$122,61

Gold Index of the GISI	$100.00	$92,13	$111,74	$143,06	$151,26	$157,79

Considering the numerous changes that have taken place with regards to Named Executive Officers since 2003, namely the hiring of new candidates and the departure of certain employees, followed by their successors, it is impossible to establish an adequate comparative analysis of the compensation of the Named Executive Officers with the Company’s performance.

10.	CORPORATE GOVERNANCE

Corporate Governance Practices

Board of Directors

The Board of Directors is comprised of five directors, most of whom are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). The independent directors within the meaning of Regulation 58-101 are H. Greg Chamandy, Chairman of the Board, Denis Arcand, Vice-Chairman of the Board, Réjean Houle and Raynald Vézina. Elaine Ellingham, A. Michel Lavigne, Samuel Minzberg and Jean-Pierre Ouellet, nominees to the office of director are also independent within the meaning of Regulation 58-101. Martin Rivard is not independent because he is the President and Chief Executive Officer of the Company. Martin Rivard is also a director of another reporting issuer, Louvem Mines Inc., of which the Company holds approximately 70% of the issued and outstanding shares.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The independent directors are however free to hold such meetings if they consider that they are useful.

The following table shows the attendance to meetings of each director between January 1st, 2008 and December 29, 2009.

Director	Board of Directors Meetings	Audit Committee Meetings	Compensation Committee Meetings	Governance and Ethics Committee Meetings(2)

H. Greg Chamandy(1)	7 of 7	4 of 4	1 of 1	1 of 1

Martin Rivard	19 of 19	n/a	n/a	n/a

Denis Arcand	17 of 19	10 of 10	2 of 2	1 of 1

Réjean Houle	19 of 19	10 of 10	2 of 2	1 of 1

Raynald Vézina	19 of 19	10 of 10	2 of 2	1 of 1

Notes:
(1)	Mr. Chamandy was elected to the position of Director on May 14, 2009 at the last annual meeting of the Company.
(2)	A Governance and Ethics Committee was created on May 14, 2009 and convened on one occasion.

Certain directors and nominees for election as directors also serve on the boards of directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers

Martin Rivard	Louvem Mines Inc.

Elaine Ellingham	Prelim Capital Inc. and Continental Nickel Limited

A. Michel Lavigne	Nstein Technologies Inc., Primary Energy Recycling Corporation and TVA Group Inc.

Samuel Minzberg	HSBC Bank (Canada) and Reitmans (Canada) Limited

Jean-Pierre Ouellet	GBO Inc.

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Company and each director must act in the best interests of the Company and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Company, the Board is responsible for :

(i)	ensuring, whenever possible, that the Chairman and Chief Executive Officer and the other executive officers are honest and create a culture of integrity throughout the organization;

(ii)	collaborating with the Company’s management to define the Company’s mission and long-term strategy, particularly taking into account the opportunities and risks of the business;

(iii)	defining the principal risks of the Company’s activity and ensuring the implementation of appropriate systems for management of these risks;

(iv)	planning the succession, particularly appointing or reconfirming the executive officers in their positions;

(v)	adopting a code of conduct for the Company, amending it as needed, enforcing it and interpreting it, as the case may be;

(vi)	adopting a communications policy for the Company and controlling its application;

(vii)	ensuring that the Company’s internal control systems are in place and effective; and

(viii)	developing the Company’s vision in matters of governance, particularly by means of governance guidelines adopted by the Company.

The Board may discharge its responsibilities directly, or indirectly through one of its committees.

Position Description

The Board of Directors has not established written position description for the Chairman of the Board, the Chairman of each board committee and the President and Chief Executive Officer.

Generally, the Chairman of the Board and the Chairman of each board committee must provide leadership to the board or the committee, as the case may be, and must ensure that such board or committee efficiently discharges its duties. The President and Chief Executive Officer’s role is to ensure that the business and affairs of the Company are properly managed. He develops and executes the business plans, policies and programs of the Company as approved by the board.

Orientation and Continuing Education

The Company does not offer a formal orientation and education program for new directors. Each new director meets with the Chairman of the Board and the President and Chief Executive Officer of the Company to familiarize himself with the Company’s activities. New directors also have the opportunity to familiarize themselves with the Company by speaking to other directors, by reading documents provided by the officers and by visiting various mining sites. When considered necessary or advisable, the Chairman of the Board and the President and Chief Executive Officer will provide directors with information regarding topics of interest to the directors, such as fiduciary duties and continuous disclosure obligations.

Ethical Business Conduct

The board has adopted a Code of Ethics for the President and Chief Executive Officer, the Director, Finance, the Vice-President, Operations and any other person performing similar functions. The Code of Ethics, which is under the responsibility of the Governance and Ethics Committee, is reviewed and reassessed annually. A copy of such code may be obtained by making a request to the Secretary of the Company. The board also adopted a Code of Business Conduct and Ethics for its directors, officers and employees. The Company also put in place a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls by communicating confidentially with the chairman of the Audit Committee by email, mail or telephone. A memo was sent to all employees of the Company explaining this procedure. Furthermore, it is agreed that a director may not participate in any board discussion regarding a matter in respect of which he has a conflict of interest and may not vote on any such matter.

Nomination of Directors

The Board does not have a nominating committee to identify new candidates for board nomination. If there is a vacancy on the Board, the new director will be chosen in consultation with all the directors. The main mandate of the members of the Board of Directors is to select candidates whose diversified backgrounds will enable them to better serve the Company’s interests. The Governance and Ethics Committee may make recommendations to the Board regarding the selection criteria applicable to the directors and periodically review the criteria the Board has adopted, as the case may be.

When necessary, the Board looks for candidates who come from varied backgrounds and who can contribute to the performance of the duties of the Board based on the integrity, independence, experience and leadership they have shown in the past. The Board will nominate the new directors based on the recommendations of the Governance and Ethics Committee, as the case may be.

Compensation Committee

The Board has a Compensation Committee composed entirely of independent directors. The Compensation Committee meets once a year to make recommendations to the Board on the remuneration of executive officers and directors. The Committee takes into consideration the responsibilities and workload of executive officers in formulating its recommendations. The Committee favours giving key personnel competitive compensation in order to keep them with the Company.

Governance and Ethics Committee

The Board has a Governance and Ethics Committee composed entirely of independent directors and meets at least once a year. The Governance and Ethics Committee’s mandate is to evaluate every aspect of the Company’s governance practices. In particular, the Committee examines the effectiveness of the Company’s governance practices at regular intervals and reviews the role and the mandate of the Board and its committees.

Audit Committee

In addition to the Compensation Committee and the Governance and Ethics Committee, the Board has one other committee, the Audit Committee. The information on the Audit Committee is presented in Part VIII of the Company’s Annual Information Form for the year ended December 31, 2008, a copy of which is available on the SEDAR Web Site at www.sedar.com.

Assessment

The Chairman of the Board is responsible for assessing the effectiveness of the board as a whole and of individual directors and for making recommendations when appropriate. Each committee of the board has the responsibility for assessing its own performance.

11.	OTHER BUSINESS

Management of the Company if not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters to come before the meeting other than those identified in the Notice. However, if such amendments, changes, or other matters should come before the Meeting, the enclosed form of proxy confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

12.	ADDITIONAL INFORMATION

Additional information relating to the Company is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Company is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2008, as well as in its consolidated financial statements and Management’s Discussion and Analysis for the quarter ended September 30, 2009. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A, the Annual Information Form may do so without charge by contacting the Company as follows:

By Internet:	www.richmont-mines.com
By e-mail:	info@richmont-mines.com
By phone:	514-397-1410
By fax:	514-397-8620
By mail:	Investor Relations
c/o Jennifer Aitken
Richmont Mines Inc.
1501 McGill College Avenue, Suite 2930
Montreal, Quebec H3A 3M8

13.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Company have been approved by the Board of Directors.

Dated this 29 day of December, 2009.

/s/ Sidney M. Horn
Sidney M. Horn
Secretary